UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69488

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/23 AND ENDING 06/30/24
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **OLD CITY SECURITIES LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

445 CENTRAL AVENUE, SUITE 328
(No. and Street)

CEDARHURST	**NY**	**11516**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE 646-930-1906   MMARRONE@OLDCITYSECURITIES.COM

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BERKOWER, LLC

(Name – if individual, state last, first, and middle name)

517 RUOTE 1 - SUITE 4103	**ISELIN**	**NJ**	**08830**
(Address)	(City)	(State)	(Zip Code)

9/18/2003   **217**

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EYTAN FELDMAN _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OLD CITY SECURITIES LLC _____, as of 6/30 _____, 2 24 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ⟨signature⟩

Title: PRINICPAL & CCO



IRA M. SCHARAGA
Notary Public, State of New York
No. 02SC4708172
Qualified In Nassau County
Commission Expires July 31, 2025

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a 7(d)(2), as applicable.*

OLD CITY SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2024

OLD CITY SECURITIES LLC

TABLE OF CONTENTS

JUNE 30, 2024

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Old City Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Old City Securities LLC (the "Company") as of June 30, 2024, and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We served as the Company's auditors since 2024.

Berkower LLC

Berkower LLC

Iselin, New Jersey
October 14, 2024

OLD CITY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2024

ASSETS

Current Assets		
Cash and cash equivalents	$	1,789,019
Fees receivable		5,584,526
Right of use asset		165,279
Property and equipment, net of accumulated depreciation of $35,213		70,105
Other assets		126,095
Total Assets	$	7,735,024

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Commissions payable	$2,946,859
Operating lease liability	178,878
Due to affiliate	67,500
Accounts payable and accrued expenses	96,597
Total Liabilities	3,289,834
MEMBERS' EQUITY	
Managing Member - 800 units outstanding	1,548,950
Other Member - 200 units outstanding	2,896,240
Total Members' Equity - 5,000 units authorized:	
1,000 units issued and outstanding	4,445,190
Total Liabilities and Members' Equity	$ 7,735,024

The accompanying notes are an integral part of these financial statement.

Note 1 - Business Summary

Old City Securities LLC (the "Company") is a Limited Liability Company registered to do business in the state of New York on April 25, 2014. The capital structure of the Company consists of one class of common units. The Company is authorized to issue 5,000 units. As of June 30, 2024, 800 units have been issued and are outstanding to the managing member and 200 units have been issued and are outstanding for the non-managing member. The Managing Member of the Parent has the authority to issue additional units or create new classes of units. Liability of the Member is limited to its capital contribution to the Company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital. The Company is also a member of the National Futures Association (NFA). The Company does not hold any customer funds or carry securities accounts for customers or perform custodial functions relating to customer securities and does not claim exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and relying on Footnote 74 of the SEC Release No. 34-70073 because the Company limits its business activities to introducing accredited investors to private investments, hedge funds, long only funds and to the advisers to such funds, for which the Company receives fee income.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits and bank money market accounts with banks or financial institutions with original maturities of three months or less.

Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting in accordance with account principles generally accepted in the United States of America ("GAAP"). The Company's year-end is June 30.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a Limited Liability Company and is a disregarded entity for income tax purposes. Therefore, no provisions for federal or state taxes are made by the Company. Members of a Limited Liability Company are individually taxed on their pro-rata share of the Company's earnings.

The Company follows the provisions of FASB ASC 740, Income Taxes." Assets and liabilities are established for uncertain tax positions taken or expected to be taken in income tax returns when such positions are judged to meet the "more-likely-than-not" threshold based on the technical merits of the positions. Estimated interest and penalties related to uncertain tax positions are included as a component of provision for income taxes. The Company does not have any uncertain tax positions and the Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2020.

Allowance for Credit Losses

ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client). The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The Company identified fees receivable as potentially impacted by the guidance. The Company's expectation is that the credit risk associated with its fees receivable is not significant and accordingly, the Company has not provided an allowance for credit losses at June 30, 2024.

Note 2 - Summary of Significant Accounting Policies (continued)

Receivables and allowance for doubtful accounts

Receivables are stated at cost, net of an allowance for doubtful accounts, if required. Receivables outstanding longer than the payment terms are considered past due. The Company maintains an allowance for doubtful accounts for estimated losses when necessary resulting from the failure of customers to make required payments. The Company reviews the accounts receivable on a periodic basis and makes allowances where there is doubt as to the collectability of individual balances.

The Company considers all fees receivable at June 30, 2024 to be collectible, and no allowance for doubtful accounts was deemed necessary.

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets, which is five years. Depreciation is computed using the straight-line method.

Note 3 - Concentration of Credit Risk

The Company maintains cash and cash equivalent balances at U.S. financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. From time to time, the Company's balances may exceed these limits. As of June 30, 2024, the Company exceed this limit by approximately $1,539,000.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and Regulation 1.17 of the Commodity Futures Trading Commission, which requires the maintenance of minimum net capital. At June 30, 2024 the Company had net capital of $1,496,985, which was $1,288,681 in excess of its required net capital of $208,304. The Company's ratio of aggregate indebtedness to net capital at June 30, 2024 was 2.087 to 1.

Note 5 - Members' Capital

Income or loss is allocated to the members in accordance with their respective membership units. The Company considers whether membership units held by employees are considered members' capital or compensation arrangements based on the terms and conditions of the membership units. The terms and conditions of the membership units include call and put options which may result in the Company having the right but not the obligation to repurchase certain membership units. All membership units held by employees are accounted for as members' capital.

Note 6 - Right of Use Asset and Lease Liability

The Company recognizes and measures its leases in accordance with FASB ASC 842 and used the modified retrospective approach in adopting the new standard. The Company has identified its arrangements that are within the scope of the guidance and has evaluated its leases, which is primarily comprised of an operating real estate lease for its New York office, as detailed below.

The Company occupies office space in New York City. The current lease runs through July 31, 2025. The lease doesn't contain a renewal option but can be extended on a month-to-month basis at the end of the lease. The lease was determined to be an operating lease.

The Company based the right of use asset and lease liability on the present value of unpaid future minimum lease payments. In accordance with the guidance, the right of use asset and operating lease liability on the statement of financial condition as of June 30, 2024, were $165,279 and $178,878, respectively.

The discount rate used to determine the present value of the existing operating lease was by using the incremental borrowing rate at April 5, 2022 of 1.74%. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of June 30, 2024, are as follows:

Year Ending June 30,	Lease		Less Discount Amount		Total Lease Liability
2025	$	166,511	$	1,806	$	164,705
2026		14,194		21		14,173
	$	180,705	$	1,827	$	178,878

Note 7 - Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of June 30, 2024 the fee receivable balance was $5,584,526, including interest of approximately $4,800. Contract assets arise when the revenue fee associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. There were no contract assets as of July 1, 2023 and June 30, 2024.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of June 30, 2024, there were no contract liabilities reported on the Statement of Financial Condition.

Note 8 - Property and Equipment

Property and equipment, net at June 30, 2024 are summarized as follows:

Furniture and fixtures	$	105,318
Less: accumulated depreciation		35,213
	$	70,105

Note 9 – Retirement Plan

The Company has a 401(k)-profit sharing plan. Full-time employees are eligible after 30 days of employment. Contributions are limited to a maximum annual amount as set periodically by the Internal Revenue Service. During the year ended June 30, 2024, $190,772 in contributions were made to the plan, which is included in compensation, commissions and benefits on the statement of operations.

Note 10 – Contingencies

As a regulated broker-dealer, in the ordinary course of business, the Company may be involved in litigation, claims, or examinations by self-regulatory organizations. On June 14, 2024, the Company received a request for information and documents from FINRA. The Company provided the requested information to FINRA and the matter remains pending. The Company believes that it acted in a manner consistent with applicable FINRA rules in connection with the subject matter of the request. The matter remains pending. In management's opinion, based upon the information available at the time these financial statements were issued, there are no litigation,

Note 10 – Contingencies (continued)

claims, or regulatory actions against the Company that would have a material impact on its financial position or operating results. The Company filed joint claims with its registered representatives related to breach of contracts and on October 10, 2024, the defendants filed countersuits against the Company and its registered representatives. Management is in the process of reviewing these countersuits and based on its preliminary review believes they are without merit, and it would not have a material impact on the financial position or operating results.

Note 11 – Due to Affiliate

At June 30, 2024, the Company owned $67,500 to Old City Investment Partners LLC, an affiliated company. The amount is noninterest bearing and due on demand. The full balance was paid subsequently on October 14, 2024.

Note 12 - Subsequent Events

These financial statements were approved by management and available for issuance on October 14, 2024. Subsequent events have been evaluated through that date.

Subsequent June 30, 2024, the Company made distributions to a member totaling $997,000.